November 13, 2009

By Federal Express and Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010
Attention:  Ann Nguyen Parker, Branch Chief

Re:	SMF Energy Corporation
Form S-3 Filed October 1, 2009
File No. 333-162243

Dear Ms. Nguyen Parker:

On behalf of SMF Energy Corporation (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 20, 2009, regarding the above referenced filing.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to those comments in sequence.

General

1.
You incorporate by reference your Annual Report on Form 10-K for the year ended June 30, 2009.  However, Part III of your Form 10-K incorporates by reference your proxy statement which, as of the date of this letter, has not been filed.  Please file your definitive proxy statement with the Form 10-K Part III disclosure before your registration statement is declared effective, or include the Form 10-K Part III information in your Form 10-K.  See Securities Act Forms CD&I 123.01, available at: www.sec.gov.  See also Securities Act Rule 411, in particular Rule 411(d).

Response:  The Company filed the definitive proxy statement with the Form 10-K Part III disclosure on October 28, 2009, and it has been expressly incorporated by reference into this amended filing.

S. Lee Terry, Jr.  •  303 892 7484  •  lee.terry@dgslaw.com

Ms. Nguyen Parker
November 13, 2009

Selling Stockholders, page 9

2.
Please disclose whether the selling stockholders are brokers or affiliates of a broker or dealer.  If a selling stockholder is a broker, please identify the selling stockholder as an underwriter, unless you can provide us with a confirmation that he received the shares being registered as compensation for investment banking services.  If a selling stockholder is an affiliate of broker or dealer, identify the selling stockholder as an underwriter, unless you can provide us with a confirmation that the selling stockholder acquired the shares in the ordinary course of business, and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response:

The selling stockholders who are brokers or affiliates of a broker or dealer were previously identified in the text, above the selling stockholder table, as follows:

“Robert Fisk, Robert Jacobs, Kevin Hamilton, Sean McDermott, James Allsopp, Amir Ecker and Frank J. Campbell, III are employees of Philadelphia Brokerage Corporation, and in such capacity they acted as our placement agents in connection with the Recapitalization and our private offerings in February 2007 and August 2007.”

Per your comment, this language has been expanded to disclose that the shares held by these individuals were issued as compensation for investment banking services.  Similar language has been added to the “Plan of Distribution” section.

In addition, the number of shares received by each individual affiliated with a broker-dealer as part of the commission arrangement has been clarified in the footnotes of the selling stockholder table.  Finally, each of these individuals has informed the Company that, at the time of receiving the shares of common stock, he had no agreement or understanding, directly or indirectly, with any person to distribute the shares and the Company is not aware of any such agreement or understanding.

Ms. Nguyen Parker
November 13, 2009

Incorporation of Certain Information by Reference, page 19

3.
Please revise your registration statement to incorporate by reference your current reports on Form 8-K filed on October 1, 2009 and October 16, 2009 in addition to your Part III information referenced in the prior comment.  If you file any other Exchange Act reports prior to the effectiveness of your registration statement, such other reports should also be incorporated by reference into your registration statement.  See Securities Act Forms CD&I 123.05.

Response: The registration statement has been revised to include the incorporation by reference of the Company’s current reports on Form 8-K filed on October 1, 2009, October 16, 2009 and October 21, 2009, its proxy statement dated October 28, 2009, and its Form 10-Q for the quarter ended September 30, 2009.

Updated Information

We have also revised the registration statement to account for the 1 for 4.5 reverse stock split of our common stock, which became effective on the Nasdaq Stock Market on October 1, 2009.  These revisions include, but are not limited to, an adjustment of all share information to reflect post-split share numbers, the addition of a “Current Events” section that summarizes the reverse stock split, and the addition of a “Selected Financial Data” section that reflects retrospective post-split share information for the periods set forth in the “Selected Financial Data” section of the Company’s Form 10-K for the year ended June 30, 2009.

Additionally, because the reverse stock split enabled the Company to reestablish compliance with Nasdaq Marketplace Rule 5550(a)(2), which requires a $1 minimum closing bid price for continued listing on the Nasdaq Capital Market, the risk factors relating to the risk and consequences of a potential Nasdaq delisting have been pared back significantly.

Also enclosed is an Acknowledgement from the Company’s Chief Executive Officer and President, on behalf of the Company, which contains the required representations.  Unless the staff has any further comments or questions, the Company intends to seek acceleration of this registration statement as soon as practicable.

Please feel free to call the Company’s President, Richard E. Gathright, at 954-308-4175 or the undersigned at 303-892-7484 if you have any questions concerning the Company’s responses.

Sincerely,

/s/S. Lee Terry, Jr.

S. Lee Terry, Jr.
for
Davis Graham & Stubbs LLP

Enclosure

cc:	Richard E. Gathright, SMF Energy Corporation Chief Executive Officer and President

SMF ENERGY CORPORATION

ACKNOWLEDGEMENT

In connection with the registration statement on Form S-3, File Number 333-162243 (the “Registration Statement”) previously filed with the Securities and Exchange Commission (the “Commission”) by SMF Energy Corporation (the “Company”) with respect to the Company’s registration of 1,373,000  shares of its common stock to be sold by selling stockholders, and the comments of the Commission’s staff in its letter dated October 20, 2009, regarding the Registration Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SMF ENERGY CORPORATION

By:	/s/Richard E. Gathright
Richard E. Gathright, Chief Executive
Officer and President